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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2001
                        COMMISSION FILE NUMBER 001-11145

                              BIOVAIL CORPORATION
                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)
            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, L5L 1J9, CANADA
              (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE AND ZIP CODE)
       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (416) 285-6000
INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS
                     UNDER COVER OF FORM 20-F OR FORM 40-F.

                    FORM 20-F /X/              FORM 40-F / /

  INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION
    CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                                   COMMISSION
     PURSUANT TO RULE 12g 3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                          YES / /              NO /X/

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                              BIOVAIL CORPORATION
                                QUARTERLY REPORT

    THIS REPORT OF FOREIGN ISSUER ON FORM 6-K IS INCORPORATED BY REFERENCES INTO THE REGISTRATION STATEMENT ON FORM S-8 OF BIOVAIL CORPORATION (REGISTRATION
NO. 333-92229).

                                     INDEX
                        PART I -- FINANCIAL INFORMATION

Financial Statements
    Consolidated Balance Sheets as at June 30, 2001 and
     December 31, 2000......................................      2
    Consolidated Statements of Income (Loss) for the three
     months and six months ended June 30, 2001 and 2000.....      3
    Consolidated Statements of Cash Flows for the six months
     ended June 30, 2001 and 2000...........................      4
    Condensed Notes to the Consolidated Financial
     Statements.............................................      5
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     13
Quantitative and Qualitative Disclosure about Market Risk...     20

                          PART II -- OTHER INFORMATION

Operational Information.....................................     23
Legal Proceedings...........................................     23
Material Issued to Shareholders.............................     23

        As used in this report, unless the context otherwise indicates, the terms "we", "us", "our" and similar terms as well as references to "Biovail" or the "Company", means Biovail
        Corporation.

        All dollar amounts in this report are expressed in U.S. dollars.

                              BIOVAIL CORPORATION
                          CONSOLIDATED BALANCE SHEETS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
          (ALL DOLLAR AMOUNTS EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               JUNE 30     DECEMBER 31
                                                                 2001          2000
                                                              ----------   ------------
ASSETS
CURRENT
Cash and cash equivalents...................................  $   68,276    $  125,144
Accounts receivable [NOTE 3]................................      88,377       105,850
Inventories [NOTE 4]........................................      39,156        24,108
Deposits and prepaid expenses...............................       4,565         5,347
                                                              ----------    ----------
                                                                 200,374       260,449
Long-term investments.......................................       2,413         1,561
Property, plant and equipment, net..........................      76,712        52,541
Goodwill, net...............................................      98,823       103,105
Intangible assets, net [NOTE 5].............................     647,945       667,431
Other assets, net...........................................      20,900        22,180
                                                              ----------    ----------
                                                              $1,047,167    $1,107,267
                                                              ==========    ==========
LIABILITIES
CURRENT
Accounts payable............................................  $   30,425    $   34,683
Accrued liabilities.........................................      46,778        35,452
Income taxes payable........................................       9,899         6,711
Deferred revenue............................................      38,413        26,334
Current portion of long-term obligations [NOTE 6]...........      95,923       182,564
                                                              ----------    ----------
                                                                 221,438       285,744
Deferred revenue............................................      25,500        27,900
Long-term obligations [NOTE 6]..............................     174,487       256,180
Convertible Subordinated Preferred Equivalent Debentures
  [NOTE 14].................................................     299,985       299,985
                                                              ----------    ----------
                                                                 721,410       869,809
                                                              ----------    ----------
SHAREHOLDERS' EQUITY
Common shares, no par value, unlimited shares authorized,
  132,586,000 and 131,461,000 issued and outstanding at
  June 30, 2001 and December 31, 2000, respectively
  [NOTE 7]..................................................     497,908       482,842
Stock options outstanding...................................       9,461         9,891
Warrants [NOTE 14]..........................................       7,912         7,912
Deficit.....................................................    (188,550)     (261,819)
Accumulated other comprehensive loss........................        (974)       (1,368)
                                                              ----------    ----------
                                                                 325,757       237,458
                                                              ----------    ----------
                                                              $1,047,167    $1,107,267
                                                              ==========    ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
    (ALL DOLLAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                    JUNE 30                 JUNE 30
                                                             ---------------------   ---------------------
                                                               2001        2000        2001        2000
                                                             ---------   ---------   ---------   ---------
REVENUE
Product sales..............................................  $ 125,398   $  45,384   $ 237,325   $  81,237
Research and development...................................      1,963      16,645       3,529      28,296
Royalty and licensing......................................      6,143       3,135      11,877       6,413
                                                             ---------   ---------   ---------   ---------
                                                               133,504      65,164     252,731     115,946
                                                             ---------   ---------   ---------   ---------
EXPENSES
Cost of goods sold.........................................     27,321      13,525      53,662      24,547
Research and development...................................     13,675      13,620      24,845      25,065
Selling, general and administrative........................     24,527      13,800      51,253      25,034
Amortization expense.......................................     10,849         991      21,451       2,027
                                                             ---------   ---------   ---------   ---------
                                                                76,372      41,936     151,211      76,673
                                                             ---------   ---------   ---------   ---------
Operating income...........................................     57,132      23,228     101,520      39,273
Interest income (expense), net.............................     (9,719)      2,383     (22,191)      2,117
                                                             ---------   ---------   ---------   ---------
Income before income taxes.................................     47,413      25,611      79,329      41,390
Provision for income taxes.................................      3,310       1,444       6,060       2,257
                                                             ---------   ---------   ---------   ---------
Income before extraordinary item and cumulative effect of
  change in accounting principle...........................     44,103      24,167      73,269      39,133
Extraordinary item.........................................     --          --          --         (20,039)
                                                             ---------   ---------   ---------   ---------
Income before cumulative effect of change in accounting
  principle................................................     44,103      24,167      73,269      19,094
Cumulative effect of change in accounting principle........     --          --          --         (43,500)
                                                             ---------   ---------   ---------   ---------
NET INCOME (LOSS)..........................................  $  44,103   $  24,167   $  73,269   $ (24,406)
                                                             =========   =========   =========   =========
BASIC EARNINGS (LOSS) PER SHARE [NOTE 8]
Income before extraordinary item and cumulative effect of
  change in accounting principle...........................  $    0.33   $    0.19   $    0.55   $    0.31
Extraordinary item.........................................     --          --          --           (0.16)
Cumulative effect of change in accounting principle........     --          --          --           (0.34)
                                                             ---------   ---------   ---------   ---------
Net income (loss)..........................................  $    0.33   $    0.19   $    0.55   $   (0.19)
                                                             =========   =========   =========   =========
DILUTED EARNINGS (LOSS) PER SHARE [NOTE 8]
Income before extraordinary item and cumulative effect of
  change in accounting principle...........................  $    0.30   $    0.17   $    0.50   $    0.28
Extraordinary item.........................................     --          --          --           (0.14)
Cumulative effect of change in accounting principle........     --          --          --           (0.31)
                                                             ---------   ---------   ---------   ---------
Net income (loss)..........................................  $    0.30   $    0.17   $    0.50   $   (0.17)
                                                             =========   =========   =========   =========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (000S)
  [NOTE 8]
Basic......................................................    132,297     129,530     132,037     127,550
                                                             =========   =========   =========   =========
Diluted....................................................    147,933     143,118     147,735     141,850
                                                             =========   =========   =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                    JUNE 30
                                                              -------------------
                                                                2001       2000
                                                              --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $ 73,269   $(24,406)
Depreciation and amortization...............................    27,357     10,018
Amortization of discount on long-term obligations...........     7,115      --
Deferred income taxes.......................................     1,450      --
Compensation cost for employee stock options................       999      --
Extraordinary item..........................................     --        20,039
Cumulative effect of change in accounting principle.........     --        43,500
                                                              --------   --------
                                                               110,190     49,151
Change in non-cash operating items [NOTE 10]................    27,222    (38,959)
                                                              --------   --------
CASH PROVIDED BY OPERATING ACTIVITIES.......................   137,412     10,192
                                                              --------   --------
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment, net.............   (28,939)    (5,791)
Additions to intangible assets..............................   (13,954)     --
Reduction in intangible assets..............................    11,352        261
Acquisition of long-term investments........................      (209)    (2,285)
Maturity of short-term investments, net.....................     --         4,218
Proceeds from sale of assets held for disposal..............     --        20,000
                                                              --------   --------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.............   (31,750)    16,403
                                                              --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares...................................    13,617    102,822
Proceeds from the exercise of warrants......................        20      --
Repayments under revolving term credit facility.............   (75,790)     --
Reduction in other long-term obligations....................  (100,365)   (10,657)
Issuance of Convertible Subordinated Preferred Equivalent
  Debentures, net of financing costs........................     --       289,410
Repurchase of U.S. Dollar Senior Notes......................     --      (141,017)
Collection of warrant subscription receivable...............     --         2,287
                                                              --------   --------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES.............  (162,518)   242,845
                                                              --------   --------
Effect of exchange rate changes on cash and cash
  equivalents...............................................       (12)       (73)
                                                              --------   --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS............   (56,868)   269,367
Cash and cash equivalents, beginning of period..............   125,144    178,086
                                                              --------   --------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $ 68,276   $447,453
                                                              ========   ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                              BIOVAIL CORPORATION

            CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with U.S. generally accepted accounting principles ("GAAP"). The interim financial statements have been prepared using accounting policies that are consistent with policies used in preparing the fiscal year 2000 annual consolidated financial statements. Accordingly, these unaudited condensed notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000. Certain of the prior year's interim figures have been reclassified to conform to the current interim period's presentation.

    In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.  CHANGES IN ACCOUNTING PRINCIPLES

    REVENUE RECOGNITION

    Non-refundable, up-front fees for access to the Company's proprietary technology in connection with certain research and development arrangements are deferred and recognized as revenue on a straight-line basis over the term of the relevant arrangement. License revenue is deferred and recognized on a straight-line basis over the license period. If there are future performance obligations of the Company, or contingent future events relating to the amounts received or receivable under license agreements, revenue attributable to these obligations or future events is deferred and recognized upon the completion of the specific event.

    In the fourth quarter of 2000, the Company implemented the provisions of the U.S. Securities and Exchange Commission's, Staff Accounting Bulletin
    No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively to January 1, 2000. Accordingly, the Company changed its method of accounting to that described above for up-front research and development, product license and certain other fees. The Company historically recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to the Company's receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43,500,000, which is included in the net loss for the six months ended June 30, 2000. The related deferred revenue recognized for the three months ended June 30, 2001 and 2000 was $1,575,000 and $1,825,000, respectively, and for the six months ended June 30, 2001 and 2000 was $3,150,000 and $3,650,000, respectively.

    ACCOUNTING FOR DERIVATIVES

    The Company implemented the Financial Accounting Standards Board's ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The adoption of SFAS No. 133 did not result in any cumulative effect adjustment in the consolidated statements of income (loss), and did not have a material impact on the Company's financial position or results of operations as the Company does not use derivative financial instruments or engage in hedging activities.

    NEW ACCOUNTING STANDARDS

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

2. CHANGES IN ACCOUNTING PRINCIPLES (CONTINUED) intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

    The Company will adopt SFAS No. 142 as of January 1, 2002 as required. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle. The Company has not yet determined what the effect of adopting the provisions of SFAS No. 142 will be on the Company's financial position or results of operations.

3.  ACCOUNTS RECEIVABLE

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Trade.......................................................  $ 79,637     $ 98,442
    Royalties...................................................     5,215        3,565
    Other.......................................................     3,525        3,843
                                                                  --------     --------
                                                                  $ 88,377     $105,850
                                                                  ========     ========

4.  INVENTORIES

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Raw materials...............................................  $  7,589     $  7,140
    Work in process.............................................     9,228        5,079
    Finished goods..............................................    22,339       11,889
                                                                  --------     --------
                                                                  $ 39,156     $ 24,108
                                                                  ========     ========

5.  INTANGIBLE ASSETS

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Workforce...................................................  $  7,241     $  7,241
    Core technology.............................................    11,185       11,185
    Brand names, product rights, royalty interests and
      patents...................................................   659,074      662,096
                                                                  --------     --------
                                                                   677,500      680,522
    Less accumulated amortization...............................    29,555       13,091
                                                                  --------     --------
                                                                  $647,945     $667,431
                                                                  ========     ========

    Amortization expense amounted to $9,800,000 and $1,569,000 for the three months ended June 30, 2001 and 2000, respectively, and $19,353,000 and $4,731,000 for the six months ended June 30, 2001 and 2000, respectively.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

6.  LONG-TERM OBLIGATIONS

                                                                  JUNE 30    DECEMBER 31
                                                                    2001         2000
                                                                  --------   ------------
    Revolving term credit facility..............................  $135,010     $210,000
    Aventis obligation..........................................    82,694      161,828
    Elan obligation.............................................    45,048       58,090
    Deferred compensation.......................................     7,658        8,311
    Non-interest bearing government loan........................     --             470
    Other debt..................................................     --              45
                                                                  --------     --------
                                                                   270,410      438,744
    Less current portion........................................    95,923      182,564
                                                                  --------     --------
                                                                  $174,487     $256,180
                                                                  ========     ========

    In June 2001, the Company's revolving term Senior Secured Credit Facility was syndicated and the Company's available line of credit under the facility was increased to $400,000,000. All other material terms and conditions are unchanged.

    Interest expense on long-term obligations amounted to $5,124,000 and $91,000 for the three months ended June 30, 2001 and 2000, respectively, and $13,011,000 and $3,795,000 for the six months ended June 30, 2001 and 2000, respectively. Interest expense for the three months and six months ended June 30, 2001 included $3,161,000 and $7,115,000, respectively, related to the amortization of the discount on the Aventis and Elan obligations.

7.  COMMON SHARES

    During the six months ended June 30, 2001 and 2000, the Company issued 1,123,012 and 1,202,386 common shares, respectively, on the exercise of stock options and through the Company's Employee Stock Purchase Plan, and received proceeds of $13,617,000 and $7,076,000, respectively.

    During the six months ended June 30, 2001, the Company issued 2,000 common shares on the exercise of 500 warrants, and received proceeds of $20,000. During the six months ended June 30, 2000, no warrants were exercised.

    The number of common shares outstanding at June 30, 2001 and December 31, 2000 were 132,586,072 and 131,461,060, respectively. The number of stock options outstanding at June 30, 2001 and December 31, 2000 were 8,396,572 and 10,049,248, respectively.

8.  EARNINGS (LOSS) PER SHARE

    Earnings (loss) per share is determined in accordance with SFAS No. 128, "Earnings Per Share". Earnings (loss) per share is based on net income
    (loss). Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the reporting period. Diluted earnings (loss) per share is computed after giving effect to the potentially

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

8.  EARNINGS (LOSS) PER SHARE (CONTINUED)
    dilutive warrants, stock options and convertible securities. The computation of basic and diluted earnings (loss) per share was as follows (number of common shares in thousands):

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                          JUNE 30                 JUNE 30
                                                                  -----------------------   -------------------
                                                                    2001           2000       2001       2000
                                                                  --------       --------   --------   --------
    BASIC EARNINGS (LOSS) PER SHARE
    Net income (loss)...........................................  $ 44,103       $ 24,167   $ 73,269   $(24,406)
    Weighted average number of common shares outstanding........   132,297        129,530    132,037    127,550
                                                                  --------       --------   --------   --------
    Basic earnings (loss) per share.............................  $   0.33       $   0.19   $   0.55   $  (0.19)
                                                                  ========       ========   ========   ========
    DILUTED EARNINGS (LOSS) PER SHARE
    Net income (loss)...........................................  $ 44,103       $ 24,167   $ 73,269   $(24,406)
    Weighted average number of common shares outstanding........   132,297        129,530    132,037    127,550
    Dilutive effect of warrants.................................    10,649          8,696     10,682      9,084
    Dilutive effect of stock options............................     4,987          4,892      5,016      5,216
                                                                  --------       --------   --------   --------
    Adjusted weighted average number of common shares
      outstanding...............................................   147,933        143,118    147,735    141,850
                                                                  --------       --------   --------   --------
    Diluted earnings (loss) per share...........................  $   0.30       $   0.17   $   0.50   $  (0.17)
                                                                  ========       ========   ========   ========

    For all periods presented, the Convertible Subordinated Preferred Equivalent Debentures have been excluded from the calculation of diluted earnings
    (loss) per share because the effect would have been anti-dilutive.

9.  COMPREHENSIVE INCOME (LOSS)

    Pursuant to the requirements of SFAS No. 130 "Reporting Comprehensive Income", which established standards for the reporting of comprehensive income and its components, the following disclosure is provided:

                                                                    THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                          JUNE 30                 JUNE 30
                                                                  -----------------------   -------------------
                                                                    2001           2000       2001       2000
                                                                  --------       --------   --------   --------
    Net income (loss)...........................................  $ 44,103       $ 24,167   $ 73,269   $(24,406)
    OTHER COMPREHENSIVE INCOME (LOSS)
    Foreign currency translation adjustment.....................     1,376         (1,090)      (248)    (1,529)
    Unrealized holding gain (loss) on long-term investments.....       571         (1,536)       642       (643)
                                                                  --------       --------   --------   --------
    Other comprehensive income (loss)...........................     1,947         (2,626)       394     (2,172)
                                                                  --------       --------   --------   --------
    Comprehensive income (loss).................................  $ 46,050       $ 21,541   $ 73,663   $(26,578)
                                                                  ========       ========   ========   ========

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

10. CHANGE IN NON-CASH OPERATING ITEMS

                                                                   SIX MONTHS ENDED
                                                                        JUNE 30
                                                                  -------------------
                                                                    2001       2000
                                                                  --------   --------
    Accounts receivable.........................................    17,502    (22,041)
    Inventories.................................................   (15,026)   (11,517)
    Deposits and prepaid expenses...............................       781         97
    Accounts payable and accrued liabilities....................    11,093     (7,961)
    Income taxes payable........................................     3,193      1,153
    Deferred revenue............................................     9,679      1,310
                                                                  --------   --------
                                                                  $ 27,222   $(38,959)
                                                                  ========   ========

11. LEGAL PROCEEDINGS

    From time to time, the Company becomes involved in various legal proceedings which it considers to be in the ordinary course of business. The vast majority of these proceedings involve intellectual property issues that often result in patent infringement suits brought by patent holders upon the filing of ANDA applications. The timing of these actions is mandated by statute and may result in a delay of FDA approval for such filed ANDAs until the final resolution of such actions or the expiry of 30 months, whichever occurs earlier.

    The Company has recently commenced an action against Eli Lilly and Company ("Lilly") in which Biovail is seeking substantial damages as a result of Lilly's voluntary recall of Biovail's product Keftab. Lilly is under contract with Biovail to manufacture and supply the product to Biovail for marketing in the United States. Lilly has forced a recall of the product because of its manufacturing issues in supplying a stable product.

    Biovail believes its claims against Lilly for damages it has suffered as a result of the Keftab recall are meritorious and is proceeding in its legal action with dispatch.

    The Company has recently been sued by Novartis Corporation for patent infringement in respect of its filed product Carbamazepine. The Company has asserted vigorous defences and is of the opinion that Novartis' action is meritless.

    The Company has been sued in separate lawsuits by Bayer AG and Bayer Corporation, as well as by Pfizer Inc. ("Pfizer"), upon the filing by Biovail of separate ANDAs for generic versions of Procardia XL and Adalat CC. These actions make the usual, technical claims of infringement. Biovail is vigorously defending these suits and is aggressively pursuing motions for summary judgment.

    Biovail has denied the allegations and has pleaded affirmative defenses that the patents are invalid, have not been infringed and are unenforceable.

    On April 23, 1998, Biovail filed a four-count complaint against Bayer AG, Bayer Corporation and Pfizer seeking a declaratory judgment that their patent is invalid, unenforceable, and not infringed by our filing of the ANDAs. Biovail has also asserted that Bayer Corporation and Pfizer have violated anti-trust laws and have interfered with Biovail's prospective economic advantage. Biovail's action has been stayed until the conclusion of the patent infringement suits.

    On or about February 15, 2001, Andrx Pharmaceuticals, Inc. commenced action against Biovail in which Andrx alleged that Biovail had improperly listed a patent (No. 6,162,463) in the FDA's "Orange/Book" and sought declaratory and injunctive relief including a de-listing of the patent, and alleged further that in listing such patent, Biovail had violated certain statutes and the common law. Andrx' motion for injunctive relief was denied.

    Biovail has denied Andrx' allegations and has asserted a counterclaim for breach of the Lanham Act with respect to Andrx' claim that it has developed a bioequivalent version of Biovail's Product Tiazac.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

11. LEGAL PROCEEDINGS (CONTINUED)
    Biovail has launched a patent infringement action against Andrx in which Biovail has claimed that Andrx' product infringes Biovail's '463 Patent.

    In February 2001, Biovail commenced an action against Mylan
    Pharmaceuticals, Inc. and Pfizer Inc. claiming damages resulting from an agreement between Mylan and Pfizer that had the effect of blocking the timely marketing of Biovail's generic version of Pfizer's 30 mg Procardia XL. Biovail's action alleges that in entering into, and implementing, such agreement Mylan and Pfizer contravened various statutory provisions. While Biovail believes its action is meritorious, nevertheless, it is not possible at this early stage, to determine the quantum of damages that may be the subject of an award.

    On or about February 13, 2001, Mylan Pharmaceuticals, Inc. brought an action against the FDA alleging that the FDA had improperly granted to Biovail approval of its generic version of Pfizer Inc.'s 30 mg Procardia XL and sought injunctive relief compelling the FDA to withdraw such approval.

    Biovail and its marketing partner, Teva Pharmaceuticals, Inc. intervened. The court has denied Mylan's application for injunctive relief. Mylan has appealed and a decision is forthcoming. Biovail believes that Mylan's action is without merit and that the FDA acted properly in approving Biovail's product. Nevertheless, this action is in the early stages and it is not possible to be more definitive at this time with respect to the likely result of the suit.

    In November 1999, Biovail acquired Fuisz Technologies Ltd. ("Fuisz"). Fuisz is now a wholly-owned subsidiary of Biovail and has been renamed Biovail Technologies Ltd.

    In February 2000, Biovail filed a complaint in Circuit Court of Fairfax County, Va. against Richard C. Fuisz, former chairman of Fuisz
    Technologies Ltd., and several other former Fuisz executives, directors and employees and related parties (the "Complaint"). The Complaint charges breaches of fiduciary duties, breaches of contract, fraud, conversion, business conspiracy and unjust enrichment arising out of a pattern of misconduct in which the defendants pursued their personal advancement at the expense of Fuisz.

    In response to Biovail's suit, Richard Fuisz has brought certain legal actions intended to compel Biovail to pay to him certain consulting fees which Biovail claims are not due because of Fuisz's breach of a Consulting Agreement pursuant to which such fees are established. All issues have now been settled with full dismissal of Dr. Fuisz' claim for the payment under his Consulting Agreement.

12. RELATED PARTY TRANSACTIONS

    In March 2001, the Company loaned $600,000 to an executive officer of the Company. The loan is secured by a charge on the officer's personal residence. The loan does not bear interest until March 1, 2004 and thereafter bears interest at a rate equal to the Company's rate of borrowing. The loan is due on the earlier of termination of employment or March 31, 2008.

    In June 2001, the Company acquired a corporate aircraft from an entity controlled by the Chairman of the Company's Board of Directors for cash consideration of $10,475,000. The exchange amount was established based on recent comparable market prices for the aircraft. At June 30, 2001, no amount was owing to the related party.

13. SEGMENTED INFORMATION

    Organizationally, the Company's operations consist of three segments -- Product Sales, Research and Development, and Royalty and Licensing. The segments are determined based on several factors including customer base, the nature of the product or service provided, delivery channels and other factors.

    The PRODUCT SALES segment covers sales of production from the Company's Puerto Rican and Canadian facilities, and sales of proprietary and in-licensed branded products by the Company's sales and marketing operations.

    The RESEARCH AND DEVELOPMENT segment covers all revenues generated by the Company's integrated research and development facilities, and comprises research and development services provided to third parties, including Intelligent Polymers Limited prior to September 29, 2000, and product development milestone fees.

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

13. SEGMENTED INFORMATION (CONTINUED)
    The ROYALTY AND LICENSING segment covers royalty revenues received from licensees in respect of products for which the Company has manufacturing, marketing and/or intellectual property rights.

    INFORMATION BY REPORTABLE SEGMENTS

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 2001                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $125,398     $  1,963      $  6,143     $133,504
                                                                  --------     --------      --------     --------
    Segment operating income (loss).............................    68,820      (13,078)        6,079       61,821
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (4,689)
    Interest expense, net.......................................                                            (9,719)
                                                                                                          --------
    Income before income taxes..................................                                          $ 47,413
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    THREE MONTHS ENDED JUNE 30, 2000                               SALES     DEVELOPMENT     LICENSING     TOTAL
    --------------------------------                              --------   ------------   -----------   --------
    Revenue from external customers.............................  $ 45,384     $ 16,645      $  3,135     $ 65,164
                                                                  --------     --------      --------     --------
    Segment operating income (loss).............................    21,979          (63)        3,122       25,038
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (1,810)
    Interest income, net........................................                                             2,383
                                                                                                          --------
    Income before income taxes..................................                                          $ 25,611
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 2001                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $237,325     $  3,529      $ 11,877     $252,731
                                                                  --------     --------      --------     --------
    Segment operating income (loss).............................   123,601      (24,218)       11,726      111,109
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (9,589)
    Interest expense, net.......................................                                           (22,191)
                                                                                                          --------
    Income before income taxes..................................                                          $ 79,329
                                                                                                          ========

                                                                  PRODUCT    RESEARCH AND   ROYALTY AND
    SIX MONTHS ENDED JUNE 30, 2000                                 SALES     DEVELOPMENT     LICENSING     TOTAL
    ------------------------------                                --------   ------------   -----------   --------
    Revenue from external customers.............................  $ 81,237     $ 28,296      $  6,413     $115,946
                                                                  --------     --------      --------     --------
    Segment operating income (loss).............................    38,567       (1,707)        6,360       43,220
    UNALLOCATED AMOUNTS
    Selling, general and administrative expenses................                                            (3,947)
    Interest income, net........................................                                             2,117
                                                                                                          --------
    Income before income taxes..................................                                          $ 41,390
                                                                                                          ========

                              BIOVAIL CORPORATION

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      (TABULAR AMOUNTS EXCEPT PER SHARE DATA ARE EXPRESSED IN THOUSANDS OF
                                 U.S. DOLLARS)
                                  (UNAUDITED)

14. SUBSEQUENT EVENTS

    CONVERTIBLE SUBORDINATED PREFERRED EQUIVALENT DEBENTURES

    During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures"). To date, these agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165,470,000 aggregate principal amount of outstanding Debentures. In the third quarter 2001, the Company will record a charge to income of $23,969,000 which represents the market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures. Following the surrender of Debentures described above, $134,515,000 aggregate principal amount of Debentures remain outstanding.

    WARRANTS

    During August 2001, the Company entered into privately negotiated agreements with certain holders of its outstanding warrants. To date, these agreements provided for the exercise of 513,800 warrants to purchase 2,055,200 common shares. Each warrant entitled the holder to purchase four post-split common shares of the Company at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise by an agreed upon time, the Company paid such warrant holders $2.00 per warrant exercised. In aggregate, the Company received proceeds of $19,524,000 net of the inducement cost of $1,028,000. Following the exercise of warrants described above, 3,072,950 warrants to purchase 12,291,800 common shares remain outstanding.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

    The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the accompanying unaudited consolidated financial statements and condensed notes thereto. This MD&A should also be read in conjunction with the MD&A and audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

OVERVIEW

    Our results for the second quarter and first half of 2001 reflected the impact of the strategic business acquisitions completed during fiscal year 2000. Most notably the increase in our product sales reflected the addition of the Cardizem-Registered Trademark- product line ("Cardizem-Registered Trademark-") which we acquired from Aventis Pharmaceuticals Inc. ("Aventis"). Cardizem-Registered Trademark- is being marketed in Canada through Crystaal, and in the United States through Biovail Pharmaceuticals, Inc. ("Biovail Pharmaceuticals"), formerly DJ Pharma, Inc. ("DJ Pharma"), which we acquired in October 2000. In addition to Cardizem-Registered Trademark-, our second quarter and first half 2001 product sales included the incremental revenue from Biovail Pharmaceuticals' existing branded product portfolio. The decline in research and development revenue reflected our December 2000 acquisition of Intelligent Polymers Limited ("Intelligent Polymers") and its development pipeline of branded generic products, which we were developing on their behalf prior to September 29, 2000.

    Our revenues are derived from sales of pharmaceutical products, providing research and development services, and from royalties and license fees. Product sales include sales of products developed and manufactured by us for our licensees, direct marketing in Canada and the United States of proprietary and in-licensed products, and revenue derived from product co-promotion. Research and development revenues relate to product development activity on behalf of third parties, and pharmaceutical contract research services. Royalties primarily arise on sales of the products we developed. License fees are derived from the license of our technologies or product rights.

CHANGES IN ACCOUNTING PRINCIPLES

REVENUE RECOGNITION

    We have adopted the U.S. Securities and Exchange Commission's ("SEC"), Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements", retroactively applied to January 1, 2000. Accordingly, we have changed our revenue recognition accounting policy for up-front research and development, product license and certain other fees. Historically, we had recognized these fees as revenue when all the conditions to payment had been met, and there were no further performance contingencies or conditions to our receipt of payment. These fees were not creditable against future payments. At January 1, 2000, the cumulative effect of the change in accounting principle on prior years resulted in a charge of $43.5 million, which is included in the net loss for the six months ended June 30, 2000. The related deferred revenue recognized for the three months ended June 30, 2001 and 2000 was $1.6 million and $1.8 million, respectively, and for the six months ended June 30, 2001 and 2000 was $3.2 million and $3.6 million, respectively.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

ACCOUNTING FOR DERIVATIVES

    We implemented the Financial Accounting Standards Board's ("FASB"), Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires a company to recognize all derivative instruments as assets or liabilities in its balance sheet and to measure them at fair value. The adoption of SFAS No. 133 did not result in any cumulative effect adjustment in the consolidated statements of income (loss), and did not have a material impact on our financial position or results of operations as we do use derivative financial instruments or engage in hedging activities.

RESULTS OF OPERATIONS

    Total revenue for the second quarter 2001 was $133.5 million, an increase of $68.3 million or 105% from $65.2 million for the second quarter 2000. Net income for the second quarter 2001 was $44.1 million, or diluted earnings per share of $0.30, compared to $24.2 million, or diluted earnings per share of $0.17, for the second quarter 2000. Net income and diluted earnings per share increased by 82% and 76%, respectively for the second quarter 2001 compared to the second quarter 2000.

    Total revenue for the six months ended June 30, 2001 was $252.7 million, an increase of $136.8 million or 118% from $115.9 million for the same period last year. Income before extraordinary item and cumulative effect of change in accounting principle for the six months ended June 30, 2001 was $73.3 million, or diluted earnings per share of $0.50, compared to $39.1 million, or diluted earnings per share of $0.28, for the same period last year. Income before extraordinary item and cumulative effect of change in accounting principle and diluted earnings per share increased by 87% and 79%, respectively for the six months ended June 30, 2001 compared to the same period last year.

    The results for the six months ended June 30, 2000, included first quarter 2000 charges of $20.0 million for the premium paid to extinguish our 10 7/8% U.S. Dollar Senior Notes (the "Senior Notes"), and $43.5 million for the cumulative effect at January 1, 2000 of the adoption of the SAB 101.

REVENUE

    The following table displays, for each period indicated, the dollar amount of each source of revenue and total revenue, and the percentage change in the dollar amount of each source and the total as compared to the corresponding prior year period.

                                     THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
                                  --------------------------------   --------------------------------
                                    2001       2000     PERCENTAGE     2001       2000     PERCENTAGE
                                   $000S      $000S       CHANGE      $000S      $000S       CHANGE
                                  --------   --------   ----------   --------   --------   ----------
Product sales...................  $125,398   $ 45,384      176%      $237,325   $ 81,237      192%
Research and development........     1,963     16,645      (88%)        3,529     28,296      (88%)
Royalty and licensing...........     6,143      3,135       96%        11,877      6,413       85%
                                  --------   --------                --------   --------
Total revenue...................  $133,504   $ 65,164      105%      $252,731   $115,946      118%
                                  ========   ========      ====      ========   ========      ====

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

PRODUCT SALES

    Product sales for the second quarter 2001 were $125.4 million compared to $45.4 million for the second quarter 2000, an increase of $80.0 million or 176%. Product sales for the six months ended June 30, 2001 were $237.3 million compared to $81.2 million for the same period last year, an increase of $156.1 million or 192%. As a percentage of total revenue, product sales increased to 94% for the three months and six months ended June 30, 2001 compared to 70% for same periods last year.

    The increase in product sales was due to a combination of the contribution from Cardizem-Registered Trademark-, incremental revenues from Biovail Pharmaceuticals' branded products, and strong sales from our controlled-release generic product portfolio, which were favourably impacted by the February 2001 launch of Procardia XL 30mg dosage and the fiscal year 2000 launches of Voltaren XR, Adalat CC 30mg and 60mg dosages, and Procardia XL 60mg dosage.

    On March 7, 2001, Eli Lilly & Company ("Eli Lilly") announced a voluntary recall of Keftab tablets because of undefined problems with stability. Eli Lilly manufactures and supplies the product to Biovail Pharmaceuticals for marketing in the United States. As a result of this recall, our product sales and gross margins for the second quarter and first half of 2001 have been negatively impacted by lost sales and costs associated with the recall. We believe Eli Lilly is responsible for manufacturing and supplying acceptable products to us, as well as for the cost of the recall.

RESEARCH AND DEVELOPMENT

    Research and development revenue for the second quarter 2001 was $2.0 million, a decline of $14.6 million or 88% from $16.6 million for the second quarter 2000. Research and development revenue for the six months ended June 30, 2001 was $3.5 million, a decline of $24.8 million or 88% from $28.3 million for the same period last year. As a percentage of total revenue, research and development revenue declined to 1% for the three months and six months ended June 30, 2001 compared to 25% and 24% for the three months and six months ended June 30, 2000, respectively.

    The decline in research and development revenue reflected our acquisition of Intelligent Polymers in December 2000, and the elimination of revenue from development activities performed on their behalf. We recorded revenue from Intelligent Polymers of $13.8 million and $23.4 million for the three months and six months ended June 30, 2000, respectively.

ROYALTY AND LICENSING

    Net royalty and licensing revenue for the second quarter 2001 was $6.1 million compared to $3.1 million for the second quarter 2000, an increase of $3.0 million or 96%. Net royalty and licensing revenue for the six months ended June 30, 2001 was $11.9 million compared to $6.4 million for the same period last year, an increase of $5.5 million or 85%. As a percentage of total revenue, royalty and licensing revenue remained relatively constant at between 5% and 6% for all periods.

    For all periods, most of our royalty and licensing revenue was derived from royalties on sales of Tiazac-Registered Trademark- to Forest Laboratories Inc. The increases in the three months and six months ended June 30, 2001, compared to the same periods last year, reflected higher Tiazac-Registered Trademark-product sales, and the inclusion of a royalty associated with sales of Cardizem-Registered Trademark- by a third party.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

OPERATING EXPENSES

    The following table displays, for each period indicated, the dollar amount of each operating expense item and total operating expenses, and the percentage change in the dollar amount of each item and the total as compared to the corresponding prior year period.

                                        THREE MONTHS ENDED JUNE 30          SIX MONTHS ENDED JUNE 30
                                     --------------------------------   --------------------------------
                                       2001       2000     PERCENTAGE     2001       2000     PERCENTAGE
                                      $000S      $000S       CHANGE      $000S      $000S       CHANGE
                                     --------   --------   ----------   --------   --------   ----------
Cost of goods sold.................  $27,321    $13,525       102%      $ 53,662   $24,547       119%
Research and development...........   13,675     13,620         0%        24,845    25,065        (1%)
Selling, general and
  administrative...................   24,527     13,800        78%        51,253    25,034       105%
Amortization expense...............   10,849        991       995%        21,451     2,027       958%
                                     -------    -------                 --------   -------
Total expenses.....................  $76,372    $41,936        82%      $151,211   $76,673        97%
                                     =======    =======       ====      ========   =======       ====

COST OF GOODS SOLD AND GROSS MARGINS

    Cost of goods sold was $27.3 million for the second quarter 2001 compared to $13.5 million for the second quarter 2000, an increase of $13.8 million. Cost of goods sold was $53.7 million for the six months ended June 30, 2001 compared to $24.5 million for the same period last year, an increase of $29.2 million.

    The increases in the three months and six months ended June 30, 2001, were the result of increased product sales volumes from the addition of Cardizem-Registered Trademark-, Biovail Pharmaceuticals' branded products, and generic product launches.

    Gross margins based on product sales for the three months ended June 30, 2001 and 2000 were 78% and 70%, respectively, and for the six months ended
June 30, 2001 and 2000 were 77% and 70%, respectively. Our gross margins are impacted period to period by sales volumes, pricing, product mix and manufacturing volumes. The improvement in gross margins for the three months and six months ended June 30, 2001 compared to the same periods last year primarily reflected the positive impact of the inclusion of Cardizem-Registered Trademark-to the product mix.

RESEARCH AND DEVELOPMENT

    Research and development expenses for the second quarter 2001 and 2000 were $13.7 million and $13.6 million, respectively. Research and development expenses for the six months ended June 30, 2001 were $24.8 million and $25.1 million for the same period last year. As a percentage of total revenue, research and development expenses declined to 10% for the three months and six months ended June 30, 2001 compared to 21% and 22% for the three months and six months ended June 30, 2000, respectively.

    Although research and development expenses have declined as a percentage of total revenue, spending has remained consistent with the prior periods as we continue to devote the necessary resources towards our product pipeline. Research and development expenses reflected direct spending on the development of branded generic and generic products, and on rapid dissolve products utilizing our FlashDose-Registered Trademark- technology.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

SELLING, GENERAL AND ADMINISTRATIVE

    Selling, general and administrative expenses for the second quarter 2001 were $24.5 million, an increase of $10.7 million or 78% from $13.8 million for the second quarter 2000. Selling, general and administrative expenses for the six months ended June 30, 2001 were $51.3 million, an increase of $26.3 million or 105% from $25.0 million for the same period last year. As a percentage of total revenue, selling, general and administrative expenses declined to 18% and 20% for the three months and six months ended June 30, 2001, respectively, compared to 21% and 22% for the three months and six months ended June 30, 2000, respectively.

    In dollar terms, the increase in selling, general and administrative expenses was mainly related to the inclusion of Biovail Pharmaceuticals' sales and marketing operation in our results for the second quarter and first half of 2001. In addition, with the acquisition of Cardizem-Registered Trademark- the level of sales and marketing activity has expanded at both Biovail Pharmaceuticals and Crystaal.

AMORTIZATION EXPENSE

    Amortization expense for the second quarter 2001 was $10.8 million compared to $1.0 million for the second quarter 2000. Amortization expense for the six months ended June 30, 2001 was $21.5 million compared to $2.0 million for the same period last year.

    The increase in amortization expense reflected the amortization of product rights and goodwill associated with the acquisition of DJ Pharma, and the amortization of the Cardizem-Registered Trademark- brand name. In addition, amortization expense for the second quarter and first half of 2001 includes the amortization of the exclusive marketing rights to generic Adalat CC 30mg dosage ("Adalat") acquired from Elan Corporation, plc ("Elan") in December 2000. In comparison, in the second quarter and first half of 2000 we recorded revenue from Adalat product sales net of royalties paid to Elan.

NON-OPERATING ITEMS

INTEREST INCOME AND EXPENSE

    For the second quarter 2001, net interest expense of $9.7 million was comprised of interest expense of $10.3 million net of interest income of $579,000, compared to net interest income of $2.4 million for the second quarter 2000, comprised of interest income of $7.7 million net of interest expense of $5.3 million. For the six months ended June 30, 2001, net interest expense of $22.2 million was comprised of interest expense of $23.3 million net of interest income of $1.1 million, compared to net interest income of $2.1 million for the same period last year, comprised of interest income of $11.5 million net of interest expense of $9.4 million.

    The increase in interest expense primarily reflected interest on advances under our revolving term Senior Secured Credit Facility (the "Credit Facility"), and the amortization of the discount on the obligations to Aventis for Cardizem-Registered Trademark- and to Elan for Adalat. For the three months and six months ended June 30, 2001, the non-cash amortization of these discounts amounted to $3.2 million and $7.1 million, respectively.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

    The decrease in interest income reflected a decline in the average size of our investment portfolio following the acquisitions of DJ Pharma and Intelligent Polymers in the fourth quarter of 2000, and after the first two quarterly instalment payments to Aventis and repayments made under the Credit Facility.

INCOME TAXES

    Our tax rate was affected by the relative profitability of our operations in various foreign tax jurisdictions. We recorded provisions for income taxes of $3.3 million and $1.4 million for the three months ended June 30, 2001 and 2000, respectively, and $6.1 million and $2.3 million for the six months ended
June 30, 2001 and 2000, respectively. These provisions reflected effective tax rates on income before taxes, excluding non-deductible amounts, of approximately 8% and 6% for 2001 and 2000, respectively. The low effective tax rate reflected that most of our income was derived from foreign subsidiaries with lower statutory tax rates than those that apply in Canada. The benefit of tax losses historically incurred by our Canadian operations has not been recognized for accounting purposes to date. With our acquisitions of DJ Pharma and Fuisz Technologies Ltd. ("Fuisz"), acquired in November 1999, we have experienced an increase in our effective tax rate, as these operations earn income predominately in the United States.

EXTRAORDINARY ITEM

    The total consideration paid to repurchase our Senior Notes was $141.0 million of which $16.0 million was an inducement premium to the holders. As a result of this transaction, we replaced our high yield debt with convertible debt at a significantly lower cost of borrowing. The extraordinary item reported in the first quarter of 2000 included the premium paid, and $4.0 million of deferred financing costs associated with the Senior Notes that were written-off.

EBITDA

    EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, increased by $43.4 million or 157% to $71.1 million for the second quarter 2001 from $27.7 million for the second quarter 2000. EBITDA increased by $79.6 million or 161% to $128.9 million for the six months ended June 30, 2001 from $49.3 million for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

    At June 30, 2001, we had cash and cash equivalents of $68.3 million compared to cash and cash equivalents of $125.1 million at December 31, 2000. In
December 2000, we arranged a $300 million Credit Facility that, subject to certain covenants, permits us to borrow funds for general corporate purposes including acquisitions. In June 2001, the Credit Facility was successfully syndicated and our available line of credit under the Credit Facility was increased to $400 million. All other material terms and conditions are unchanged. The Credit Facility has received a BB- rating from Standard and Poor's and Ba3 rating from Moody's Investor Services.

    At June 30, 2001, we had total long-term obligations of $270.4 million, including the current portion thereof. Long-term obligations consisted of $135.0 million drawn on the Credit Facility, $82.7 million discounted amount owing to Aventis for Cardizem-Registered Trademark-, $45.0 million discounted amount owing to Elan for Adalat, and $7.7 million of other obligations. At December 31, 2000, we had $438.7 million of long-term

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

obligations, including the current portion thereof, which consisted of $210 million drawn on the Credit Facility, $161.8 million discounted amount owing to Aventis, $58.1 million discounted amount owing to Elan, and $8.8 million of other obligations.

    At June 30, 2001 and December 31, 2000, we had $300.0 million of 6.75% Convertible Subordinated Preferred Equivalent Debentures, due March 31, 2025 ("Debentures") outstanding. The Debentures are convertible at any time into our common shares at $30.337 per common share, and may be redeemed at our option beginning on March 31, 2003 at prescribed redemption prices. We have the special right to redeem the Debentures if the trading price of our common shares equals or exceeds $45.505 on the New York Stock Exchange for a specified period, subject to certain restrictions. Interest on the Debentures is payable quarterly in arrears. Subject to certain conditions, we have the right to defer the payment of interest for up to twenty consecutive quarters. Interest and principal are payable in cash or, at our option, using the proceeds from the sale of our common shares or other equity securities. Our Debentures have been rated as B- by Standard and Poor's and B2 by Moody's Investor Services.

    During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding Debentures. To date, these agreements provided for the issuance of 5,982,541 common shares to those certain Debenture holders upon their surrender of $165.5 million aggregate principal amount of outstanding Debentures. In the third quarter 2001, we will record a charge to income of $24.0 million which represents the market value of the additional shares issued in excess of the number of shares which would have been issued under the terms of the conversion ratio provided for in the indenture governing the Debentures. Following the surrender of Debentures described above, $134.5 million aggregate principal amount of Debentures remain outstanding.

    We will benefit from the early surrender of Debentures immediately through improved cash flows from lower interest payments, and in the future through increased flexibility to meet our financing needs.

    Cash provided by operating activities, after changes in non-cash operating items, was $137.4 million for the six months ended June 30, 2001 compared to $10.2 million for the same period last year. This increase reflected net income, after adjustments for non-cash items, of $110.2 million for the six months ended June 30, 2001 compared to $49.2 million for the same period last year. Changes in non-cash operating items provided cash of $27.2 million for the six months ended June 30, 2001 mainly through the collection of accounts receivable and increases in accounts payables, accrued liabilities and deferred revenue, offset by an increase in inventories mainly due to the inclusion of Cardizem-Registered Trademark-. In comparison, changes in non-cash operating items used cash of $39.0 million for the six months ended June 30, 2000 mainly due to increases in accounts receivable and inventories, and decreases in accounts payable and accrued liabilities.

    Net cash used in investing activities was $31.8 million for the six months ended June 30, 2001 compared to cash provided by investing activities of $16.4 million for the same period last year. Additions to property, plant and equipment were $28.9 million and $5.8 million in the six months ended June 30, 2001 and 2000, respectively. We settled $4.0 million of acquisition costs related to Cardizem-Registered Trademark-, and acquired other intangible assets for $10.0 million in the six months ended June 30, 2001, offset by $11.4 million recovered from Elan as a reduction to the minimum license payments otherwise payable under the Adalat marketing agreement. The net activity in short-term investments provided cash of $4.2 million in the six months ended June 30, 2000. Overall during fiscal year 2000, as our short-term investments matured we

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

generally converted them into cash equivalents with original maturities of 90 days or less. In the six months ended June 30, 2000, we received proceeds of $20 million on the disposal of Clonmel Healthcare Limited, a subsidiary of Fuisz.

    Net cash used in financing activities was $162.5 million for the six months ended June 30, 2001 compared to cash provided by financing activities of $242.8 million for the same period last year. Proceeds from the issue of common shares on the exercise of stock options, through our Employee Stock Purchase Plan, and from the exercise of warrants were $13.6 million and $7.1 million for the six months ended June 30, 2001 and 2000, respectively. Net proceeds from the concurrent offering in March 2000 were $95.7 million from the issue of common shares, and $289.4 million from the issue of Debentures. A portion of these proceeds was used to repurchase our Senior Notes for $141.0 million. In the six months ended June 30, 2001, we repaid $75.8 million under our Credit Facility, and $100.4 million of other long-term obligations, including the first two quarterly instalments to Aventis of $42.5 million each, and $14.9 million to Elan. In the six months ended June 30, 2000, we repaid the debt assumed on the acquisition of Fuisz and other long-term obligations of $10.7 million. We collected $2.3 million of the warrant subscription receivable in six months ended June 30, 2000.

    Overall, our cash and cash equivalents decreased by $56.9 million for the six months ended June 30, 2001, and increased by $269.4 million for the same period last year.

    During August 2001, we entered into privately negotiated agreements with certain holders of our outstanding warrants. To date, these agreements provided for the exercise of 513,800 warrants to purchase 2,055,200 common shares. Each warrant entitled the holder to purchase four of our post-split common shares at an exercise price of $10.00 per share. As an inducement to those certain warrant holders to exercise by an agreed upon time, we paid such warrant holders $2.00 per warrant exercised. In aggregate, we received proceeds of $19.5 million net of the inducement cost of $1.0 million. Following the exercise of warrants described above, 3,072,950 warrants to purchase 12,291,800 common shares remain outstanding.

    We believe we have adequate capital resources and sources of financing to support our ongoing operational and interest requirements, investment objectives, and to meet our obligations as they become due. We believe we will be able to raise additional capital, if necessary, to support our objectives.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    We are exposed to financial market risks, including changes in foreign currency exchange rates, interest rates on investments and debt obligations and equity market prices on long-term investments. We do not use derivative financial instruments for speculative or trading purposes.

    Inflation has not had a significant impact on our results of operations.

FOREIGN CURRENCY RISK

    We operate internationally, however a substantial portion of our revenue and expense activities and capital expenditures are transacted in U.S. dollars. Our only other significant transactions are in Canadian dollars, and we do not believe we have a material exposure to foreign currency risk because of the relative stability of the Canadian dollar in relation to the U.S. dollar. A 10% adverse change in foreign currency

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

exchange rates would not have a material effect on our consolidated results of operations, financial position, or cash flows.

INTEREST RATE RISK

    The primary objective of our investment policy is the protection of principal, and accordingly we invest in high-grade commercial paper and U.S. government treasury bills with varying maturities, but typically less than 90 days. External independent fund administrators manage our investments. As it is our intent and policy to hold these investments until maturity, we do not have a material exposure to interest rate risk. Therefore, a 100 basis-point adverse change in interest rates would not have a material effect on our investment portfolio.

    We are exposed to interest rate risk on borrowings under our Credit Facility. The Credit Facility bears interest based on LIBOR, U.S. dollar base rate, Canadian dollar prime rate, or Canadian dollar Bankers' Acceptances. Based on projected advances under the Credit Facility, a 100 basis-point adverse change in interest rates would not have a material effect on our consolidated results of operations, financial position, or cash flows. This risk is further mitigated by our ability, at our option, to lock in a rate of interest for a period of up to one year.

    The interest rate on our Debentures is fixed and therefore not subject to interest rate risk. Likewise, the imputed rates of interest used to discount our long-term obligations to Aventis and Elan are fixed and therefore not subject to interest rate risk.

EQUITY MARKET PRICE RISK

    We are exposed to equity market price risks on our long-term, available-for-sale investments in traded companies. We do not hold significant investments in these types of securities, and therefore our equity market price risk is not material. Therefore, a 10% adverse change in equity market prices would not have a material effect on our financial position.

RECENT ACCOUNTING DEVELOPMENTS

    In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under SFAS No. 141, all business combinations occurring after June 30, 2001 are to be accounted for under the purchase method of accounting. Under SFAS No. 142, goodwill and other intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives.

    We will adopt SFAS No. 142 as of January 1, 2002 as required. We will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002. Any impairment loss for goodwill and indefinite lived intangible assets arising from the initial application of SFAS No. 142 is to be reported as resulting from a change in accounting principle. We have not yet determined what the effect of adopting the provisions of SFAS No. 142 will be on our financial position or results of operations.

                              BIOVAIL CORPORATION

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
               (ALL DOLLAR AMOUNTS ARE EXPRESSED IN U.S. DOLLARS)

FORWARD LOOKING STATEMENTS

    To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to our business. Many of the significant risks related to our business are described in Item 1 of our Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the SEC.

                              BIOVAIL CORPORATION

                          PART II -- OTHER INFORMATION

1.  OPERATIONAL INFORMATION

    The press releases issued by the Company subsequent to filing of Form 6-K on May 30, 2001 were as follows:

    a) On June 18, 2001, the Company announced a study in the Lancet reports results of combination therapy of ReoPro-Registered Trademark- and Retavase-Registered Trademark- (half-dose) for heart attack treatment.

    b) On July 10, 2001, the Company and Celgene Corporation announced d-methylphenidate filing in Canada.

    c)  On July 24, 2001, the Company reported positive
       Cardizem-Registered Trademark- XL clinical results.

    d) On July 31, 2001, the Company reported record second quarter financial results.

    e) On August 27, 2001, the Company announced the filing of a New Drug Application for Cardizem-Registered Trademark- XL.

2.  LEGAL PROCEEDINGS

    For detailed information concerning legal proceedings, reference is made to note 11 to the consolidated financial statements filed under Part I of this quarterly report, and to Item 8.A. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

3.  MATERIAL ISSUED TO SHAREHOLDERS

    The material issued by the Company to shareholders are attached as the following exhibits:

    Exhibit 99.1      Second Quarter 2001 Interim Report for Canadian Regulatory
                      Purposes
    Exhibit 99.2      Interim Report 2001 -- Second Quarter Report to Shareholders

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Biovail Corporation

                                          By /s/ JOHN R. MISZUK
                                          John R. Miszuk
                                          Vice President, Controller

August 29, 2001